Exhibit 99(4)(j)

Rider

Deferral Credit with Minimum Age Requirements for the

Guaranteed Lifetime Withdrawal Benefit

Joint Life

This Rider is part of your Contract. It is subject to the Contract terms. If the terms of this Rider and the Contract differ, this Rider controls.

The Rider Date is the date that this Rider takes effect. If this Rider is issued at the same time as your Contract, the Rider Date is the Contract Date shown in the Contract Specifications Page of the Contract. If this Rider is issued after the Contract, it takes effect on the Contract anniversary date.

This Rider provides, subject to certain conditions, that we will make an additional adjustment to your GLWB Base under the terms of your Guaranteed Lifetime Withdrawal Benefit (GLWB) Rider (Joint Life). Terms used in this Rider have the same meaning as they do in the GLWB Joint Life Rider.

Deferral Credit

The Deferral Credit Date is the later of: (a) the Anniversary of the Rider Date immediately following the youngest Participating Spouse’s [78th] birthday or (b) the [tenth] Anniversary of the Rider Date. If no withdrawals are taken before the Deferral Credit Date, we will increase the GLWB Base by (1) minus (2), if greater than zero, where:

(1)	is (a) x (b) where:

(a)

is the initial GLWB Base plus the total of all subsequent net Purchase Payments (excluding extra credits, if any) made up to and including the [first] Anniversary of the Rider Date ([first] Contract Year Purchase Payments);

(b)	is the Deferral Guarantee Percentage shown on the Contract Specifications Page; and

(2)

is the total of all [first] Contract Year net Purchase Payments plus: (a) the amount of the Annual Credits to the GLWB Base attributable to the [first] Contract Year net Purchase Payments; and (b) the full incremental amount of any Annual Step-up in the GLWB Base including the amount of the Annual Credits to the GLWB attributable to any such Annual Step-up, without regard to the Deferral Credit.

Purchase Payment Limitations

In addition to any purchase payment limitations which may exist in your Contract, as long as this Rider is in force, we reserve the right to not allow any additional Purchase Payments.

Charge for Rider

On each Contract anniversary that this Rider is in force, we will deduct from your Contract Value a rider charge equal to the product of the Rider Charge Rate and the GLWB Base.

The Rider Charge Rate is: (a) the applicable rate shown on the Contract Specifications Page, if this Rider was issued at the same time as the Contract; or (b) the rate shown on the corresponding amendment to your Contract, if this Rider was issued after the Contract. The rider charge will be deducted from all available

FORM NS-12-DCMAR-GLW-2	National Security Life and Annuity Company	Page 1 of 3

investment portfolios and the Fixed Accumulation Account, if available, on a pro rata basis in proportion to their percentage of the total Contract Value. Charges will not be pro rated against amounts allocated to the Dollar Cost Averaging Account, while in the Dollar Cost Averaging Account.

FORM NS-12-DCMAR-GLW-2	National Security Life and Annuity Company	Page 2 of 3

If this Rider terminates for any reason, we reserve the right to prorate the annual charge for this Rider.

We may lower the charge for this Rider on any Anniversary of the Rider Date. If we reduce the charge for this Rider in any Contract Year, we may increase the charge for this Rider in any later Contract Year up to the Rider Charge Rate shown on the Contract Specifications Page, but no higher (unless an Annual Step-up has occurred).

Addition of Rider

If we agree, this Rider may be added after the Contract Date. However, it may only be added on an anniversary of the Contract Date subject to any maximum Annuitant age or youngest Participating Spouse age we allow at that time.

Termination of Rider

This Rider automatically terminates: (a) when the GLWB Rider terminates, (b) on the Deferral Credit Date or (c) on the date a withdrawal is taken before the Deferral Credit Date.

If: (1) the surviving Participating Spouse is the sole beneficiary of the Contract; (2) we received proof of death but did not receive Notice of Spousal Continuation at the same time, and (3) the only reason for the termination of this Rider is the death of the Annuitant, we will reinstate the Rider if we receive Notice of a permitted Spousal Continuation on or before [28] days after the date when we received the proof of death.

NATIONAL SECURITY LIFE AND ANNUITY COMPANY

FORM NS-12-DCMAR-GLW-2	National Security Life and Annuity Company	Page 3 of 3